Exhibit 21.1

Subsidiaries of ADA-ES, Inc

Name*	State of Organization

ADA Environmental Solutions, LLC	Colorado

ADA Intellectual Property, LLC	Colorado

Advanced Emissions Solutions, Inc.	Delaware

Clean Coal Solutions, LLC	Colorado

*	Each subsidiary does business under its chartered name.